August 31, 2022

Via Edgar

Ms. Jane Park

Division of Corporation

Office of Life Sciences

U.S. Securities and Exchange Commission

Re:	Jin Medical International Ltd.
Amendment No. 5 to Registration Statement on Form F-1
Filed August 10, 2022
File No. 333-259767

Dear Ms. Park:

This letter is in response to the letter dated August 19, 2022, from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) addressed to Jin Medical International Ltd. (the “Company”, “we”, or “our”). For ease of reference, we have recited the Commission’s comments in this response. An amendment to the registration statement on Form F-1 (the “Amendment”) is being filed to accompany this letter.

Amendment No. 5 to Form F-1 filed August 10, 2022

General

1.	We note your response to prior comment 1 and reissue in part. Any references to control or economic benefits that accrued to you because of the VIE should be limited to and clearly describe the conditions you met for consolidation of the VIE under U.S. GAAP and your disclosure should clarify that, for accounting purposes, you were the primary beneficiary. For example only, we note that your disclosure on pages F-8 and F-39 do not clarify that the control or economic benefits you receive from the VIE are “for accounting purposes” only.

Response: The Company acknowledges the Staff’s comment and revised its disclosures to ensure that all references to control or benefits that accrue because of the VIE are limited to a clear description of the conditions that have been satisfied for consolidation of the VIE under U.S. GAAP, and that the Company was the primary beneficiary for accounting purpose.

We appreciate the assistance the Staff has provided with its comments. If you have any questions, please do not hesitate to call our counsel, Ying Li, Esq., of Hunter Taubman Fischer & Li LLC, at (212) 530-2206.

Very truly yours,

/s/ Erqi Wang
Name:	Erqi Wang
Title:	Chief Executive Officer

Cc: Ying Li, Esq.

Hunter Taubman Fischer & Li LLC